SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

TMP INLAND EMPIRE VI, LTD

A CALIFORNIA LIMITED PARTNERSHIP

(Name of Subject Company)

TMP INLAND EMPIRE VI,

A CALIFORNIA LIMITED PARTNERSHIP

(Name of Person Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

TMP Investments, Inc.

General Partner

TMP INLAND EMPIRE VI, LTD

A California Limited Partnership

96 Corporate Park, Suite 200

Irvine, California 92606

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (“Statement”) relates to an offer by MPF-NY 2006, LLC; MP Value Fund 5, LLC; MP Income Fund 14, LLC; MP Income Fund 16; and SCM Special Fund, LLC (collectively, the “Purchasers”) to purchase ALL the outstanding units of limited partnership interest of TMP Inland Empire VI, Ltd., A California Limited Partnership (the “Partnership”).

Concurrently with the filing of this Statement, the Partnership is mailing to its limited partners a letter (the “Response Letter”) setting forth its statement of position with respect to the Purchasers’ offer to purchase. The Response Letter is attached to this Statement as Exhibit (a)(2) and incorporated herein by this reference.

Item 1.	Subject Company Information.

(a)          Name and Address. The name of the subject company is TMP Inland Empire Fund VI, Ltd., A California Limited Partnership (the “Partnership”). The address of the principal executive office of the Partnership is 96 Corporate Park, Suite 200, Irvine, California 92606. The General Partners ceased doing business in 1998 and have been in the process of winding up and dissolving since that time. Therefore there is no current main or other office. However, as a result of the agreement with PacWest described below, the General Partners can be contacted by writing Preferred Partnership Services at 44700 Industrial Drive, Suite B, Fremont California, 94538, or by calling, toll-free, 888-909-7774.

(b)          Securities. The title of the class of equity securities to which this Statement relates is units of limited partnership interest (“Units”) of the Partnership. As of October 1, 2006, there were 11,500 Units outstanding.

Item 2.	Identity and Background of Filing Person.

(a)         Name and Address. The name, business address, and telephone number of the Partnership, which is the person filing this Statement, is set forth in Item 1(a) above.

(b)        Tender Offer. This Statement relates to the cash tender offer by the Purchasers to purchase ALL the Units of the Partnership, at a purchase price of $70 per Unit, less the amount of distributions declared or made with respect to the Units between October 2, 2006, and October 30, 2006, or such other date to which the offer may be extended (the “Tender Offer”) in cash, without interest, as described in the Offer to Purchase on Schedule TO (“Schedule TO”), and the related cover letter of the Purchasers dated October 2, 2006 (the terms and conditions of which, together with any supplements thereto, collectively constitute the Tender Offer). As disclosed by the Purchasers’ Schedule TO, the address of the Purchasers is 1640 School Street, Moraga, California 94556.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)          Except as described below, there exists on the date hereof no material contract, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and (i) the Partnership or its executive officers, general partners, directors or affiliates, or (ii) the Purchasers or their executive officers, directors or affiliates.

(b)          The Partnership was originally formed on March 20, 1990, with TMP Properties (A California General Partnership) and TMP Investments, Inc. (A California Corporation) as the general partners (“General Partners”). The partners of TMP Properties are William O. Passo, Anthony W. Thompson and Scott E. McDaniel. William O. Passo and Anthony W. Thompson were the shareholders of TMP Investments, Inc. until October 1, 1995, when they sold their shares to TMP Group, Inc., and then became the shareholders of TMP Group, Inc.

Distributions made by the Partnership are made from Cash From Sales or Refinancing (as such terms are defined in the Partnership’s Partnership Agreement).

Profits, losses and cash distributions are allocated 99% to the limited partners and 1% to the General Partners until the limited partners have received an amount equal to their capital contributions plus a cumulative, non-compounded return of 6% per annum on their adjusted capital contributions. At that point, the limited partners are allocated 83.5% and the General Partners 16.5% of profits, losses and cash distributions.

A distribution of $2,875,000 to the Limited Partners and $28,750 to the General Partners occurred in July 1999. There were no distributions in 2005 or 2004.

In March 1998, the General Partners of the Partnership entered into an agreement (the Financing Agreement) with PacWest, whereby PacWest paid the General Partners and ten other related partnerships (the TMP Land Partnerships) a total of $300,000 and agreed to pay up to an additional $300,000 for any deficit capital accounts for these 11 partnerships in exchange for the rights to the general partners’ distributions; referred to as a “distribution fee” as defined by the Financing Agreement. Pursuant to a management, administrative, and consulting agreement (the Management Agreement) PacWest has acquired the General Partners’ unsubordinated 1% interest in the Partnership and assumed responsibility for all partnership administration while not replacing any of the General Partners.

In addition, PacWest has agreed to loan and/or secure a loan for the TMP Land Partnerships in the amount of $2,500,000. Loan proceeds will be allocated among the TMP Land Partnerships, based on partnership needs, from recommendations made by PacWest, and under the approval and/or direction of the general partners. A portion of these funds will be loaned to the Partnership at 12% simple interest beginning April 1, 1998. The borrowings are secured by the Partnership’s properties, and funds will be loaned, as needed, in the opinion of the general partners. These funds are not to exceed 50% of the 1997 appraised value of the properties, and will primarily be used to pay for on-going property maintenance, pay down existing debt, property taxes in arrears, appropriate entitlement costs and partnership operations.

PacWest, can, at their option, make additional advances with the agreement of the general partners; however, the aggregate amount of cash loaned to the TMP Land Partnerships is limited to a maximum of $2,500,000.

Effective August 1, 2000, the Partnership entered into the First Amendment to the Management Agreement (“First Amendment”). The purpose of the First Amendment is to clarify and define certain language and the terms of the provisions of the Management Agreement. The Management Agreement, in its entirety, remains in effect apart from specific items discussed in the First Amendment.

Certain items disclosed in the First Amendment include 1) Revision of the “Asset Administration Fee” schedule and its reduction upon the sale of any property, 2) “Participation Fee” wording is altered to read “Manager Profit Participation” and its calculation is defined, 3) the maximum amount of the PacWest loan to any Partnership shall not exceed fifty percent (50%) of the fair market value of all real properties owned by the Partnership, and the maximum amount of the PacWest loan secured against each specific parcel shall not exceed a loan-to-value ratio of fifty percent of the fair market value of that parcel, 4) The maximum Total PacWest loan amount shall be $2,500,000 allocated between the Partnerships and each borrowing Partnership shall execute a Promissory Note (as attached to the First Amendment) and a Trust Deed (as attached to the First Amendment). PacWest and the TMP Land Partnerships shall be entitled to enter into a separate written agreement to provide for a short term gap loan to cover emergency shortfalls, and 5) If the Partnerships need funds in excess of the $2,500,000, PacWest shall be entitled to obtain third party loans at market interest, secured against the real property of each Partnership to whom such loan(s) is made. No such loan(s) shall be made without the written consent of the General Partners.

Pursuant to the Financing Agreement, PacWest has acquired the General Partners’ unsubordinated 1% interest in the Partnership and assumed responsibility for all partnership administration while not replacing any of the General Partners.

In April 1998, PacWest entered into the management agreement with the General Partners to provide the Partnership with overall management, administrative and consulting services. PacWest currently contracts with third party service providers to perform certain of the financial, accounting, and investor relations’ services for the Partnership. PacWest will charge a fee for its administrative services equal to an amount not to exceed the average reimbursements to the General Partners for such services over the past five years. The Partnership owed PacWest, a related party, $27,023 as of December 31, 2003 relating to the participation fee earned from the sale of certain parcels in December 2003. On May 5, 2004 the Partnership paid PacWest the participation fee owed in full. The participation fee is calculated according to the First Amendment to the Management Agreement.

Syndication costs netted against partners’ capital contributions include $1,150,000 in selling commissions paid in prior years to TMP Capital Corp. for the sale of partnership units of which a portion was then paid to unrelated registered representatives. William O. Passo and Anthony W. Thompson were the shareholders of TMP Capital Corp. until October 1, 1995, when they sold their shares to TMP Group, Inc. Participation fees, as noted above, are payable to Pacwest, a related party.

Investment in unimproved land includes acquisition fees of approximately $650,000 paid in prior years to TMP Properties and TMP Investments, Inc., the General Partners, for services rendered in connection with the acquisition of the properties.

The Partnership offered for sale 11,500 units at $1,000 each to qualified investors. As of December 31, 1990, all 11,500 units had been sold for total limited partner contributions of $11,500,000. There have been no contributions made by the general partners.

Other than as described above with respect to distributions made by the Partnership to the General Partners and affiliates as noted above, the Partnership did not pay any compensation to the General Partners or affiliates of the General Partners.

Item 4.	The Solicitation or Recommendation.
(a)	Solicitation Recommendation. See Response Letter -- “Our Position.” The Partnership is expressing no opinion on the Tender Offer, neither recommending its acceptance nor its rejection.
(b)	Reasons. See Response Letter --“Our Position,” and “Factors to Consider.”
(c)

Intent to Tender. To the extent known by the Partnership, after making reasonable inquiry, neither the Partnership nor any executive officer, director, or affiliate or subsidiary of the Partnership, including the General Partners, intends to tender or sell its or his Units to the Purchasers pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

No person has been retained by the Partnership to make solicitations or recommendations in connection with the Purchasers’ Tender Offer. The General Partners and the Partnership’s investor services representatives will respond to inquiries made by limited partners of the Partnership with respect to the Tender Offer. None of these persons will receive extra compensation for their responding to such inquiries.

Item 6.	Interest in Securities of the Subject Company.

Neither the Partnership nor the General Partners of the Partnership have purchased or sold any Units of the Partnership during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Partnership is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to:

(i)	A tender offer or other acquisition of the outstanding Units of the Partnership by the Partnership, by any of its subsidiaries, or by any other person;
(ii)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries;
(iii)	Any purchase, sale, or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or
(iv)	Any material change in the present distribution rate or policy of the Partnership, or its indebtedness or capitalization.
Item 8	Exhibits.
Exhibit No.	Description
(a)(2)†	The Partnership’s letter in response to the Purchasers’ Tender Offer, dated October 12, 2006.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

_________________________

† Filed herewith.

TMP INLAND EMPIRE VI, LTD,

A California Limited Partnership

By:	TMP INVESTMENTS, INC
A California corporation
as Co-General Partner

By:	/s/ William O. Passo
William O. Passo
President

By:	/s/ Anthony W. Thompson
Anthony W. Thompson
Exec. Vice President

By:	TMP PROPERTIES

A California General Partnership

as Co-General Partner

By:	/s/ William O. Passo
William O. Passo
Partner

By:	/s/ Anthony W. Thompson
Anthony W. Thompson
Partner

By:	/s/ Scott E. McDaniel
Scott E. McDaniel
Partner

Date: October 12, 2006

Exhibit No.	Description
(a)(2)†	The Partnership’s letter in response to the Purchasers’ Tender Offer, dated October 12, 2006.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

_________________________

† Filed herewith.

Exhibit (a)(2)